UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nexia Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

65336B 30 1
(CUSIP Number)
Richard D. Surber, 59 West 100 South, Second Floor, Salt Lake City, Utah 84101 (801) 575-8073
(Name, address and telephone number of person authorized to receive notices and communications)

October 10, 2007
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box  (  ).

SCHEDULE 13D

CUSIP No.  65336B 30 1

1)  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard D. Surber

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A) ( X)
       (B) (   )

3)  SEC USE ONLY

4)  SOURCE OF FUNDS
     OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E).[   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Mr. Surber is a United States Citizen

                                     7)  SOLE VOTING POWER 1,203,429,937

NUMBER OF
SHARES
BENEFICIALLY         8)  SHARED VOTING POWER  0
OWNED BY
EACH
REPORTING
PERSON WITH          9)  SOLE DISPOSITIVE POWER  1,203,429,937

                                     10)  SHARED DISPOSITIVE POWER  0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1, 203,429,937

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  12.9%

14)  TYPE OF REPORTING PERSON
        IN

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Item 1.  Security and Issuer

This schedule relates to common stock, par value $0.0001 per share, of Nexia Holdings, Inc.  (ACommon Stock").  Nexia Holdings, Inc. (ANexia@) is a Nevada corporation with principal offices at 59 West 100 South, Second Floor, Salt Lake City, Utah 84101.

Item 2.  Identity and Background

(a)	This schedule is filed by Richard Surber, an individual (ASurber@).
(b)	The business address for Surber is 59 West 100 South, Second Floor, Salt Lake City, Utah 84101.
(c)
(i)  The principal business of Nexia is that of a holding company, with subsidiaries which are involved in retail fashion, health and beauty salons and real estate investment (ii)  Mr. Surber is an attorney and a business consultant.  He is also the president, CEO and CFO of Nexia.

(d)	Mr. Surber has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.
(e)
During the last five years Surber has not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

(f)	Surber is a United States Citizen.

Item 3.  Source and Amount of Funds or Other Consideration

The one billion shares of common stock were issued to Surber as compensation for his services as a director of Nexia Holdings, Inc. and was valued by the board of directors at the time of authorization as $10,000.

Item 4.  Purposeof Transaction

As compensation for his services as a director of Nexia Holdings, Inc. Surber has been granted one billion restricted shares of the common stock of Nexia.

Surber is not aware of any immediate plans which would involve any sale or transfer of a material amount of Nexia=s assets.  The Nexia Board of Directors consists of three people at this point in time; in addition to Surber, Gerald Einhorn and Adrienne Bernstein are members of the board.

Surber does not have any current plans which would involve a change in the capitalization of Nexia or a change in its dividend policies.  Surber does not contemplate any change in Nexia's by-laws or the status of its common stock, the board has approved a plan to restate the Articles of Incorporation of Nexia to allow the Board of Directors to increase the authorized number of shares of common stock as permitted by Nevada State law, notice of the proposed change will be provided to the shareholders of Nexia. The current plan of business operations for Nexia is to oversee the operations of its subsidiaries and their businesses.

Except as set forth above, Surber does not have any future plans which are intended to carry out any other material changes in the business or corporate structure of Nexia; make any changes in its corporate charter or by-laws; take any action to delist Nexia=s securities from trading; or to terminate the registration of any shares of Nexia pursuant to Section 12(g)(4) of the Securities Act of 1934.

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Item 5.  Interest in Securities of the Issuer

(a)
(i) The aggregate number of the class of securities, identified pursuant to Item 1, beneficially owned by Surber is 1,203,429,937.  The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by Surber is 12.9%.

(b)
(i) For Surber the number of shares as to which there is sole power to vote or to direct the vote is 1,203,429,937, the number of shares with the shared power to vote or to direct the vote is 0, the number of shares with the sole power to dispose or to direct the disposition is 1,203,429,937, the number of shares with shared power to dispose or to direct the disposition is 0.

(c)	There were no transactions in the class of securities reported on that were effected during the last sixty (60) days aside from those discussed in Item 4.

(d)	No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are currently no contracts, arrangements, or understandings with respect to securities of Nexia.  Richard Surber serves as president and director of Nexia.  Richard Surber's intentions are to attempt to improve the financial position of Nexia through overseeing its operations and the operations of its subsidiaries.

Item 7.  Material to Be Filed as Exhibits.

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2007
/s/ Richard Surber
Richard D. Surber, an individual

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.  1061).

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